Exhibit 8.1

SUBSIDIARIES OF Cre8 Enterprise Limited

Subsidiaries	Place of Incorporation	Percentage of Ownership
Cre8 Incorporation Limited	British Virgin Islands	100%
Cre8 (Greater China) Limited	Hong Kong SAR	100%
Chuangbafang Enterprise Management (Shanghai) Company Limited	The People’s Republic of China	100%
Upperhand Investment Limited	British Virgin Islands	100%
E-Supply Chain Solutions Limited	Hong Kong SAR	100%
UPPERHAND Japan Limited	Japan	100%